Pernod Ricard

02 JUL -2 AM 12: 10

June 20, 2002

02042329

AP/DD/234.2002

82-3361

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

PROCESSED
JUL 1 5 2002
THOMSON
FINANCIAL

dw 7/2

Encl. : 1 page

Siège social : 142, boulevard Haussmann - 75379 Paris cedex 08 - France - Société anonyme au capital de 174 798 646 €
Téléphone : 33 (0) 1 40 76 77 78 - Télécopies : 33 (0) 1 45 63 34 23 et 33 (0) 1 42 25 95 66 - R.C.S. Paris B 582 041 943

Pernod Ricard

Pernod Ricard and Diageo complete the disposal programme of the main non-retained Seagram venture assets

Paris, 19 June 2002 – The Sogrape Group has completed the acquisition of Sandeman Port and Sherry, which were put up for sale by Pernod Ricard and Diageo.

This acquisition concludes the disposal programme of the main Seagram venture assets which were not to be retained by Pernod Ricard and Diageo.

The agreement with Sogrape grants Pernod Ricard worldwide distribution rights to the Sandeman brand (Port and Sherry).

Contacts

Alain-Serge Delaitte / Media — Tel: +33 (0)1 40 76 77 12

Patrick de Borredon / Investor Relations — Tel: +33 (0)1 40 76 77 33